

November 16, 2022

Brian Brown
Chief Financial Officer
Rocket Companies, Inc.
1050 Woodward Avenue
Detroit, MI 48226

> **Re: Rocket Companies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **File No. 001-39432**

Dear Brian Brown:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Sincerely,

   Division of Corporation Finance
   Office of Finance